
03026069

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K/A
Amendment No.1

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 12/31/2002

Commission file number 0-16143

FIRST ESSEX BANK 401(k) PLAN

(Full Name of Plan)

FIRST ESSEX BANCORP, INC.

(Full Name of Issuer)

71 Main Street

(Address of Plan and Principal Executive Office of Issuer)


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C. 155 SECTION

Andover, MA 01810

(City, State and Zip Code)

The Registrant's Annual Report on Form 11-K is hereby amended by adding the following Exhibit 99:

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First Essex Bank 401(k) Plan has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Essex Bank 401(k) Plan.

Date: June 26, 2003

By: William F. Burke
First Essex Bancorp, Inc.
Executive Vice President
and Chief Financial Officer

EXHIBITS

Exhibit 99: Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FIRST ESSEX BANCORP INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of First Essex Bancorp, Inc. (the "Company") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned Chairman of the Board and Chief Executive Officer and Executive Vice President and Chief Financial Officer of the Company, certifies, to the best knowledge and belief of the signatory, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the First Essex Bank 401(k) Plan.

Leonard A. Wilson
Chairman of the Board
and Chief Executive Officer

Date: June 20, 2003

William F. Burke
Executive Vice President
and Chief Financial Officer

Date: June 20, 2003

CORPORATE HEADQUARTERS: 71 MAIN STREET • P.O. BOX 2070 • ANDOVER, MASSACHUSETTS 01810 • 978.681-7500